October 4, 2016

William H. Thompson

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:         The Kroger Co.

Form 10-K for the Fiscal Year Ended January 30, 2016, filed March 29, 2016, and

Form 8-K, filed June 16, 2016

File No. 1-303

Dear Mr. Thompson:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated September 7, 2016, pertaining to the referenced Forms 10-K and 8-K.  The staff’s comments are reproduced below, followed by our responses.

Form 10-K for Fiscal Year Ended January 30, 2016

Notes to Consolidated Financial Statements

Note 1, Accounting Policies

Segments, page 46

1.  We note that you have aggregated all of your operating divisions into a single reportable segment, which you refer to as your retail operations. Please tell us the basis of organization of your operating divisions; for example, whether management has chosen to organize the entity around differences in products and services, store type or format or geographic areas. Please also tell us how you have complied with the requirement in ASC 280-10-50-21.a. to disclose this information.

Kroger Response

We respectfully advise the Staff that our operating divisions are organized around geographical areas.  We have evaluated our disclosures in light of the Staff’s comment and the requirements of ASC 280-10-50-21.a.  In future Form 10-K filings, we will identify the basis of organization of our operating divisions, providing additional disclosure comparable to the following:

“Our operating divisions are organized on a geographical basis so that the operating division management team can be responsive to local needs of the retail operating division and can execute company strategic plans and initiatives throughout the locations in their retail operating division. This geographical separation is the primary differentiation between these retail operating divisions.”

2.  We note you have identified your Chief Executive Officer (CEO) as the chief operating decision maker (CODM). This appears to be a change from the prior year, when you identified the Chief Executive Officer, together with the Chief Operating Officer, as CODM. Please tell us the reasons for the change in your determination of the CODM. We also note there is no longer a named executive officer with the title of Chief Operating Officer, but there is now a new named executive officer title called Executive Vice President (EVP) of Retail Operations. Please describe and compare and contrast the historical role of the Chief Operating Officer and the current role of the EVP of Retail Operations.

Kroger Response

In our Form 10-K for the Fiscal Year Ended January 30, 2016, we identified our CEO as the CODM due to the retirement of our President and Chief Operating Officer (COO) on June 29, 2015.  Following the retirement, the combined role of President and COO was not continued, which resulted in our CEO having sole responsibility for all functions across the Company, which includes allocating resources to and assessing the performance of our retail operations. The former President and COO had significant responsibilities associated with allocating resources to and assessing the performance of our retail operations, which included decision making authority over the retail operations, merchandising, procurement, marketing, manufacturing, corporate brands, supply chain and risk management functions.  The EVP of Retail Operations is responsible for day-to-day supermarket retail operations.  The responsibility for day-to-day supermarket retail operations does not include responsibility for allocating resources to our operating divisions or decision making authority over certain functions integral to our business operations, such as merchandising, real estate, procurement, supply chain, capital allocation, marketing, manufacturing and risk management.

3.  Please tell us the role of the CODM, or CEO in this case, and tell us the title and describe the role of each of the individuals who report to the CODM. If the EVP of retail operations does not report to the CODM, tell us the title and role of the person the EVP of Retail Operations reports to in the organization. Also identify and describe the role of each of your operating division managers.

Kroger Response

The CEO is ultimately responsible for all functions across the Company, which includes allocating resources to and assessing the performance of our operating divisions.  The individuals directly reporting to the CEO, and a brief description of their primary responsibilities are included below:

Alessandro Tosolini, Senior Vice President, New Business Development

Responsible for strategic new business development initiatives

Christine S. Wheatley, Group Vice President (GVP), Secretary, & General Counsel

Responsible for legal and regulatory matters

Christopher T. Hjelm, EVP & Chief Information Officer

Responsible for technology & research and development strategies, customer support centers and corporate travel

Dennis H. Hackett, Vice President, Audit

Responsible for internal audit function and corporate information security

Frederick J. Morganthall II, EVP, Retail Operations

Responsible for day-to-day supermarket retail operations

Gary Millerchip, Vice President, Kroger Personal Finance CEO & Strategy Integration Lead

Responsible for Kroger branded credit cards, gift cards, money services, wireless telecommunication, ATMs and leading the integration of Kroger’s corporate strategic initiatives

Jessica Adelman, GVP, Corporate Affairs

Responsible for government affairs, communications and social responsibility

J. Michael Schlotman, EVP & Chief Financial Officer

Responsible for the finance function, capital management, real estate, engineering, data integrity and risk management

Michael J. Donnelly, EVP of Merchandising

Responsible for merchandising, procurement, marketing, manufacturing, corporate brands and supply chain

Timothy A. Massa, GVP, Human Resources

Responsible for human resources, talent development and labor relations

Aside from the EVPs, the CEO’s direct reports are primarily responsible for strategic and administrative functions, and not our retail operations.  We do not consider any of the EVPs to be a CODM due to the compartmentalization of their operational responsibilities, which requires the EVPs to defer to our CEO for ultimate decision making authority.  Previously, many of the EVPs’ duties were consolidated under our President and COO’s role, which created a higher level of decision making authority for that role, and ultimately resulted in the Company designating both the COO and CEO as CODMs.

We employ operating division managers, which are each titled Division President.  These divisions are allocated resources by our CODM, and the Division Presidents are responsible for the following duties within their operating division:

•                  Lead and direct the division to exceed customer expectations for ease of shopping, service, variety, freshness, cleanliness, food safety, and regulatory conditions,

•                  Providing strategic leadership by establishing long-range goals, strategies, developing sales and profit goals to ensure growth and fiscal stability of the operating divisions,

•                  Developing collaborative solutions to business challenges throughout the enterprise,

•                  Serving as a strategic partner with corporate leadership to create a distinct competitive advantage to enhance the Company position as a leader in the retail grocery industry,

•                  Overseeing and driving accountability for the Customer 1st Strategy, including implementing initiatives and action plans,

•                  Champion and lead change to improve efficiencies that will help position the Company as the leader in the retail grocery industry, and

•                  Role model and demonstrate the Company’s core values of respect, honesty, integrity, diversity, inclusion and safety of others.

Form 8-K Filed June 16, 2016

4.  Please tell us how you have complied with the guidance in Item 10(e)(1)(i)(A) and (B) of Regulation S-K with respect to your disclosure of FIFO gross margin and how you have complied with the guidance in Item 10(e)(1)(i)(A) with respect to your disclosure of non-GAAP return on invested capital. This comment also applies to your Form 10-Q Filed June 28, 2016.

Kroger Response

FIFO Gross Margin

After consideration of how we disclosed FIFO gross margin in our Form 8-K filed June 16, 2016, as contemplated by Item 10(e)(1)(i)(A) and (B) of Regulation S-K, in future Form 8-K filings, our disclosures will only state GAAP gross margin or initially state the GAAP gross margin prior to the FIFO gross margin.  In future 8-K filings, we will also include a reference to the Consolidated Statements of Operations, where the definition of FIFO gross margin is provided and the LIFO charge is separately disclosed in the footnotes to the Consolidated Statements of Operations, such that the reconciliation of FIFO gross margin to GAAP gross margin is readily determinable by the reader.

Our Form 10-Q filed June 28, 2016 initially discusses GAAP gross margin, then defines FIFO gross margin as GAAP gross margin less the LIFO charge and explains our rationale that FIFO gross margin is a useful metric for management, investors and analysts.  We believe this disclosure, as contemplated in light of Item 10(e)(1)(i)(A) and (B) of Regulation S-K, satisfies the prominence requirements and makes reconciliation of the GAAP and non-GAAP metrics readily determinable by the reader.

Return on Invested Capital (ROIC)

After consideration of how we disclosed ROIC in our Form 8-K filed June 16, 2016, as contemplated by Item 10(e)(1)(i)(A) and (B) of Regulation S-K, in future Form 8-K filings, our disclosures of ROIC within the earnings release text will be accompanied by a specific reference to the accompanying ROIC calculation table.  ROIC is not a measure of financial performance under GAAP.  We believe a reference to our tabular calculation, which includes the reconciliation of both the most directly comparable GAAP numerator and denominator to the non-GAAP numerator and denominator, is a clear presentation which a reader could use to readily determine a return metric based on GAAP measures.

Our Form 10-Q filed June 28, 2016 shows the ROIC calculation in a singular section, which includes a tabular calculation of both the most directly comparable GAAP numerator and denominator to the non-GAAP numerator and denominator, which we believe is a clear presentation a reader could use to readily determine a return metric based on GAAP measures.

We acknowledge that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (513) 762-4851.

Sincerely,

/s/ Michael J. Schlotman

cc:	Robyn Manuel, Staff Accountant
W. Rodney McMullen
Christine S. Wheatley
M. Elizabeth Van Oflen
Dennis H. Hackett
Stacey M. Heiser